Filed by Penn Virginia Corporation pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lonestar Resources US Inc.

Commission File No. 001-37670

Darrin Henke President and Chief Executive Officer July 13, 2021

IMPORTANT DISCLOSURES Additional Information and Where To Find It In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation (“Penn Virginia” or “PVAC”) and Lonestar Resources US Inc. (“Lonestar” or “LONE”), Penn Virginia intends to file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS. After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab. Participants in the Solicitation Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s shareholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Stockholders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions. No Offer or Solicitation This presentation is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

FORWARD-LOOKING AND CAUTIONARY STATEMENTS This presentation contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this presentation that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Lonestar described herein and as adjusted descriptions of the post-Proposed Transaction company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this presentation. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Proposed Transaction or that shareholders of Lonestar may not approve the Merger Agreement; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the Merger Agreement or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the website of the Securities and Exchange Commission (the “SEC”) at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Definitions Proved reserves are those quantities of oil and gas which, by analysis of geosciences and engineering data, can be estimated with reasonable certainty to be economically producible from a given date forward, from known reservoirs, and under existing economic conditions, operating methods and government regulation before the time at which contracts providing the right to operate expire, unless evidence indicates that renewal is reasonably certain, regardless of whether the estimate is a deterministic estimate or probabilistic estimate. Proved developed reserves are proved reserves that can be expected to be recovered: (a) through existing wells with existing equipment and operating methods or in which the cost of the required equipment is relatively minor compared with the cost of a new well; or (b) through installed extraction equipment and infrastructure operational at the time of the reserves estimate if the extraction is means not involving a well. EUR is a measure that by its nature is more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly is less certain. Proved developed producing and total proved reserves for PVAC presented herein are based on reserve reports from DeGolyer and MacNaughton (“D&M”) as of 7/1/2021 and 4/1/2021, respectively (the “D&M reports”). Proved reserves for LONE presented herein are based on a reserve report from W.D. Von Gonten & Co. (“WDVG”) as of 1/1/2021 (the “WDVG Report”). PV-10 of PVAC is based on such D&M reports and updated for strip pricing as of 7/9/21. PV-10 of LONE is based on the WDVG Report and adjusted for actual production, lease operating and transportation costs as well as the revised actual and anticipated development plans, and based on strip pricing as of 7/9/21. Cautionary Statements The estimates and guidance presented in this presentation, including those regarding inventory of drilling locations and expected free cash flow, are based on assumptions of capital expenditure levels, prices for oil, natural gas and NGLs, current indications of supply and demand for oil, well results and operating costs. The guidance, estimates and type curves provided or used in this presentation do not constitute any form of guarantee or assurance that the matters indicated will be achieved. Statements regarding inventory are based on current information, assumptions regarding well costs, the drilling program and economics and are subject to material change. The number of locations shown as being in the Company’s current estimated inventory is not a guarantee of the number of wells that will actually be drilled and completed or the results or return that will be achieved. While we believe these estimates and the assumptions on which they are based are reasonable, they are inherently uncertain and are subject to, among other things, significant business, economic, operational and regulatory risks and uncertainties and are subject to material revision. Actual results may differ materially from estimates and guidance. Market and competitive position data in this presentation has generally been obtained from industry publications and surveys or studies conducted by third-party sources. There are limitations with respect to the availability, accuracy, completeness and comparability of such data. The Company has prepared this presentation based on information available to it, including information derived from public sources that have not been independently verified, and no assurance can be given of its accuracy or completeness. Certain statements in this document regarding the market and competitive position data are based on the internal analyses of the Company, which involve certain assumptions and estimates. These internal analyses have not been verified by any independent sources, and there can be no assurance that the assumptions or estimates are accurate. Non‐GAAP Financial Measures This presentation contains references to certain non‐GAAP financial measures. The non-GAAP financial measures presented may not provide information that is directly comparable to that provided by other companies, as other companies may calculate such financial results differently. Penn Virginia’s or Lonestar’s non-GAAP financial measures are not measurements of financial performance under GAAP and should not be considered as alternatives to amounts presented in accordance with GAAP. Penn Virginia or Lonestar views these non-GAAP financial measures as supplemental and they are not intended to be a substitute for, or superior to, the information provided by GAAP financial result. We present Free Cash Flow (“FCF”) as the excess (deficiency) of discretionary cash flow over Capital additions, net. Discretionary cash flow is defined as Adjusted EBITDAX (non-GAAP measure defined below) less interest expense, debt issue costs, other, net and adjustments for income taxes refunded and changes for working capital. Capital additions represent our committed capital expenditure and acquisition transactions, net of any proceeds from the sales or disposition of assets. Adjusted EBITDAX represents net income (loss) before loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including strategic transaction costs, and organizational restructuring, including severance. Net Debt, excluding unamortized discount and debt issuance costs is a non-GAAP financial measure that is defined as total principal amount of long-term debt less cash and cash equivalents. LONE’s principal amount of long-term debt used to calculate Net Debt excludes its non-recourse mortgage on its corporate office building and the PPP loan for which funds are fully reserved as restricted cash to cover the balance. Cash Flow per Share (“CFPS”), a non-GAAP measure, is defined as net cash provided by operating activities as presented on a GAAP statement of cash flows divided by diluted shares outstanding as used to determine GAAP earnings per share. PV-10 is a non-GAAP measure that represents the estimated future net cash flows from estimated proved reserves discounted at an annual rate of 10 percent before giving effect to income taxes. PV-10 is most comparable to the Standardized Measure which represents the discounted future net cash flows of the after-tax estimated future cash flows from estimated proved reserves discounted at an annual rate of 10 percent, determined in accordance with GAAP. LTM Leverage, a non-GAAP measure, is defined as Net Debt divided by Adjusted EBITDAX. The ratios at June 30, 2021 are derived from the historical periods as reported in the respective Quarterly Reports on Forms 10-Q and Annual Report on Form 10-K for the relevant periods and include the use of preliminary estimates for the second quarter 2021. PVAC’s Adjusted EBITDAX for the 6 months ended December 31, 2020 used in the calculation of LTM Leverage at June 30, 2021 has been adjusted for the Juniper Proposed Transactions by $3.5 million (the Juniper Transactions as defined as reported in PVAC’s Form 10-K for the year ended December 31, 2020). LONE’s Adjusted EBITDAX used in the calculation of LTM Leverage at June 30, 2021 includes five months of the Predecessor period prior to emerging from bankruptcy and seven months of the Successor period following the emergence (the Predecessor and Successor periods are defined as reported in Lonestar’s Form 10-K for the year ended December 31, 2020). For the second quarter 2021, LONE’s Net Debt and the mid-point of its guidance for Adjusted EBITDAX was used. Forward-Looking and Cautionary Statements

Company Overview

- NASDAQ: PVAC – Enterprise Value: $1,245 MM[1]
- 102,400 gross (90,400 net) acres[2]
- ~ 100% Operated; 91% HBP
- ~ 500 Producing Wells
- ~ 500 identified drilling locations in inventory
- June Sales Volumes: 25 Mboe/d, 81% Oil
- Generated Free Cash Flow[3] for six consecutive quarters
- Advantaged regulatory position
  - No Federal acreage; Assets on private fee lands
- Located close to Gulf Coast Markets (MEH/LLS)
  - Advantaged pricing and market access

Eagle Ford



Houston (HQ)
Oil
Condensate
Gas

1) As of 03/31/21 with share price as of 07/12/21; assumes the redemption of 225,481.09 shares of Series A Preferred Stock and 22,548,109 common units in a partnership subsidiary.
2) As of 03/31/21.
3) Free cash flow is a non-GAAP financial measure. Definitions of non-GAAP financial measures appear at the end of this presentation.

4

Lonestar - Highly Accretive Offset Operator Consolidation

✓	**Strategic Fit and Additional Scale**	• Contiguous position conducive to operational and G&A synergies expected to exceed $20 MM per year • Adds 13 Mboe/d resulting in 38 Mboe/d combined sales(1)
✓	**Attractive Valuation and Significant Accretion**	• Transaction value represents <$30,000 / Mboe/d current production and discount to PDP PV-10(2) • Accretive to key metrics including Free Cash Flow
✓	**Strong Balance Sheet**	• Under 1.6x estimated at 06/30/21 LTM Leverage and $194 MM in liquidity(3) • Target 1.0x LTM Leverage in early 2022
✓	**Enhanced Inventory**	• Adds ~250 estimated gross well locations resulting in ~750 combined gross locations • Adjacent acreage allows for longer laterals
✓	**Positioned for Further Consolidation**	• Scale and strong balance sheet positions company for additional strategic acquisitions

Complementary Assets



Legend
Penn Virginia Acreage
Recent Rocky Creek Acquisition
Lonestar Resources Acreage
Fayette
Gonzales
Lavaca
rnes
Goliad
Dimmit
La Salle
Brazos
Grimes
Burleson

1) Represents June 2021 sales with 6:1 gas equivalents.
2) At closing share price and strip pricing as of 07/09/21.
3) Assumes combined current borrowing bases of PVAC and LONE.
4) This transaction is expected to close in the second half of 2021.

5

Lonestar Transaction Overview

PENN VIRGINIA CORPORATION

Consideration and Financing	• All-stock transaction at 0.51x exchange ratio; pro forma projected shares outstanding: 43.7 MM[1] • PVAC shareholders retain approximately 87% ownership of pro forma company • PVAC will assume LONE outstanding Net Debt of $236 MM[2] as of 06/30/21 • PVAC expects to access debt markets to refinance outstanding combined company indebtedness
Leadership and Governance	• Existing Penn Virginia management team • One LONE director will be appointed to PVAC Board of Directors
Approvals and Timing	• Unanimously approved by PVAC and LONE Boards of Directors • ~80% of LONE and ~60% of PVAC equity owners have executed voter support agreements • Transaction is expected to close in the second half of 2021

1) Includes common share equivalent securities.
2) Excludes LONE's non-recourse mortgage on its corporate office building.

6

Current Sales: 13 Mboe/d(1) (70% Liquids) PDP PV-10 Value at 7/01/21: $389 MM(2) Total Proved PV-10 Value at 7/01/21 : $700 MM(2) Net Acreage: ~53,000(3) Estimated Gross Drilling Locations: ~250 Lonestar Assets Northern Area LONE Acreage Hawkwood Acreage Legend Southern Area 2 well (Horned Frog W 1H and 2H) Pad 7500’ laterals TIL 4/23/2021 Avg IP-30 650 bbl/d and 2.5 MMcf/d 2 well (Horned Frog Alderman A1H and B2H) Pad 12,000’ laterals TIL 6/17/2021 Avg Peak IP-24 913 bbl/d and 6.4 MMcf/d PVAC Acreage LONE Acreage Legend Central Area 3 well (Hawkeye 33H, 34H, and 35H) Pad 11,080’ laterals TIL 2/21/2021 Avg IP-30 825 bbl/d and 369 Mcf/d 1) Represents June 2021 net sales with 6:1 gas equivalents. 2) PVAC management estimates at NYMEX strip pricing as of 07/09/21 with a 07/01/21 effective date. 3) As of March 31, 2021.

Complementary Scale and Strong Financial Metrics Net Acreage(1) Current Sales(2) Proved Reserves(3) Gross Inventory Asset / Operational Financial / Leverage(5) Shares Outstanding(4) PD PV-10 – 07/01/21 2021E Adjusted EBITDAX 2021E FCF 2021E CFPS Net Debt @ 06/30/21 Est. LTM Leverage @ 06/30/21(9) PVAC + LONE PVAC Standalone ~90,000 25 Mboe/d 137 MMboe ~500 37.9 MM $~1.1 B(6) $308 MM $67 MM $7.34 $334 MM ~1.3x ~143,000 38 Mboe/d 219 MMboe ~750 43.7 MM $~1.5 B(7) $413 MM(8) $100 MM(8) $8.33(8) $570 MM(9) <1.6x 1) As of March 31, 2021. 2) Represents June 2021 production with 6:1 gas equivalents. 3) Based on reserve report from D&M as of 04/01/21 for PVAC and reserve report from WDVG as of 01/01/21 for LONE. 4) Includes common share equivalent securities. 5) PVAC management estimates at $72.50 per bbl and $3.60 per Mcf in Q3 2021 and $70 per bbl and $3.60 per Mcf in Q4 2021. 6) D&M Proved Developed (“PD”) reserve report as of 07/01/21 at strip pricing at 07/09/21. 7) D&M PD reserve report of PVAC as of 07/01/21 and PVAC management estimate of LONE PD at strip pricing at 07/09/21. 8) LONE metrics are based on Wall Street Research as of 07/07/21. 9) See related definitions on page 3.

Anticipated Synergies – Significant Value Creation

PENN VIRGINIA CORPORATION

- Complementary assets allow for significant synergies
  - G&A/Corporate
  - Operating Costs
  - Capital Expenditures
  - Marketing/Midstream
  - Financing Costs
  - Total expected to exceed $20 million per year
- Adjacent Moulton acreage adds over 45,000 net lateral feet
  - Incremental PV-10 of $33 MM(1) on ~770 net acres
  - Equivalent of >5 long lateral wells
  - Longer laterals enhance capital efficiencies
- ESG Synergies
  - More wells connected to pipelines reduces flaring
  - Shared facilities reduces footprint



Gonzales
Lavaca
PVAC Acreage
LONE Operated Leases
Moulton Area
Potential Locations
Surface Drilling Pads
FEET
0'
1,235'

Combined Acreage Footprint Provides Significant Operational Synergies

1) Expected PV-10 based on PVAC's internal management estimates with 07/09/2021 strip pricing.

9

Further Consolidation Potential Numerous sub-scale operators in the Eagle Ford basin creates a robust set of potential opportunities Focused on increasing efficiencies with scale and enhancing inventory Penn Virginia is committed to maintaining disciplined approach to evaluating any potential transaction Operator Concentration by Basin Bubble Size represents average boe/d per Operator(1) Private Public Pro Forma PVAC Production(1)(3) Top 50 Public and Private Operator Production in the Eagle Ford(1)(2) Gross boe/d Source: Enverus. 1) Represents 20:1 gas equivalents. 2) Represents gross operated production between 01/01/21 and 03/31/21 of public and private operators in the Eagle Ford. 3) Represents gross production for June 2021. Q1 2021 MMboe from Active Operators

Lonestar Key Transaction Highlights Additional Scale with Strategic Fit Attractive Valuation Accretive Across Key Metrics Maintains Strong Balance Sheet Enhanced Inventory Committed to Responsible Operations Positioned For Further Consolidation

Committed to Protecting the Environment Emissions Intensity by Eagle Ford Operator(1) Reduce flaring by connecting wells to natural gas pipelines in advance of production Minimizing Flaring Lease operators inspect each well location daily as the first line of defense to detect and prevent leaks and emission events  Optical gas imaging cameras scan production facilities for leaks and conduct voluntary surveys beyond regulatory requirements Leak Detection and Prevention Transport majority of crude oil production via pipeline, meaningfully reducing vehicle emissions Transport a portion of water via pipelines, further reducing vehicle emissions Transport via Pipeline Multi-well pads and longer laterals reduce environmental footprint Drilling & Completion Techniques and Well Design Source: Enverus. 1) Emissions intensity includes combustion equipment, flaring, storage tanks, gas venting and other equipment.

Exceptional Well Results and Deep Inventory

Premier Oil Weighted Asset | **Strong PDP Base with Substantial Inventory** | High Margin / Improving Efficiency | Strong Balance Sheet / Liquidity | Advantaged Regulatory and Infrastructure Position

D&M Avg. Oil Type Curve for 2021 and 2022 TILs (BBL/d)



10,000
1,000
100
10
Oil BBL/d
Wells TIL YTD Actual Avg IP-30 Normalized for Lateral Length ~1,040 bbl/d
0 10 20 30 40 50 60 70 80 90 100 110
Months

Type Curve Assumptions[1]	
Oil IP30 Rate (bbl/d)	~900
EUR (Mboe)	~625
Capex ($MM)[2]	$6.25
Average LL (ft)	~8,300
Well Level IRR @ $60	~73%
% Oil	~80%
Avg. WI%	~82%
Avg. NRI%	~64%

2020 Outperformance and Future Inventory

- D&M total inventory of ~500 locations (only Lower Eagle Ford)
  - Two-thirds of locations estimated to average 65%+ well level IRR at $60/bbl WTI[3]
  - 500 locations estimated to average 50%+ well level IRR at $60/bbl WTI[3]
- Substantial inventory upside (+150 locations) from Upper Eagle Ford, Austin Chalk, down spacing results and non-operated wells
- 2020 spud wells currently outperforming D&M projections by ~14% on a cumulative basis
- Relatively open undrilled lease geometries allow for long laterals and efficient multi-well pads



Amethyst/Hippo 2-Well Pad
Average IP-30 864 bbl/d
Average CLL 6,647'
TEXAS
Fayette
Black Oil
Volatile Oil
NAB Hunter/Nevels Addax 2-Well Pad
Average IP-30 1,019 bbl/d
Average CLL: 7,904
Aquamarine 4-Well Pad
Average IP-15 857 bbl/d
Average CLL: 4,884'
Condensate
Emerald 2-Well Pad
Average IP-30 1,012 bbl/d
Average CLL: 10,887'
Matocha
1H: IP-30 1,248 bbl/d
CLL: 8,580'
Gonzales
Wet Gas
Reffenshack/Rhino 4-Well Pad
Average IP-30 933 bbl/d
Average CLL: 7,639'
Munson Ranch 3-Well Pad
Average IP-30 1,109 bbl/d
Average CLL: 6,971'
Lavaca
Dry Gas
Blonde Unit
2H: IP-30 1,040 bbl/d
CLL: 5,920'
Southern Bock (PSA)
A1H: IP-30 1,676 bbl/d
CLL:6,381'
B2H: IP-30 1,405 bbl/d
CLL: 8,349'
De Witt
ACREAGE
PVAC
LONE
EAGLE FORD PEERS

1) Type curve assumptions are estimates based on 2020 YE D&M Reserve Report and on management's internal estimates as of 07/09/21.
2) Capital expenditure assumptions include Drilling, Completion, Facilities, and Tie-in expenditures. Average Drilling and Completion capital of ~$5.75 MM per well plus $0.5 MM for Facilities and Tie-in expenditures for Total Capex of $6.25 MM.
3) Estimated well level returns based on D&M type curves as of 01/01/21.

13

Northeast Acreage Provides Significant Inventory

PENN VIRGINIA CORPORATION

Adjacent Acreage, Attractive Well-level Economics, Substantial Inventory



Fayette
Gonzales
Lavaca
N
Svatek
12 Mo. Cum.
>155 Mbo
CLL: 6,478'
Currently Completing
Big Five Pad
BIG FIVE B #2H
BIG FIVE A #1H
Matocha
1H: IP-30 1,248 bbl/d; 1.7 MMcf/d
CLL: 8,580'
PVAC Acreage
LONE Acreage
Recently Acquired RCR Acreage
Drilled After 2018
Big Five Wells

Significant Future Inventory

- Ample running room for future drilling on high return oil-weighted inventory
- Acquired contiguous acreage allows for longer laterals and significant operating synergies
- ~100 inventory locations (Combined Company)(1)
  - Average lateral length of ~8,400'
  - Estimated IRR >70%(2)
  - 45 API gravity oil, 1,300 GOR
  - Estimated total well costs of $7.3 MM

1) Based on PVAC current internal estimates.
2) IRR calculated using 8,400 lateral length with flat $60 oil and $2.75 MMbtu.

14

Southwest Acreage Provides Significant Opportunity

PENN VIRGINIA CORPORATION

Complementary Acreage, Attractive Well Level Economics, Substantial Inventory


Gonzales


Emerald 2-Well Pad
Average IP-30 1,012 bbl/d
Average CLL: 10,887'
EMERALD B #2H
EMERALD A #1H
PVAC Acreage
LONE Acreage
Drilled After 2018
Emerald Wells
N

Significant Future Inventory

- Ample running room for future drilling on high return oil-weighted inventory
- Emerald wells tripled IP-30 of legacy wells
- 160 inventory locations (Combined Company)[(1)]
  - Average lateral length of ~9,700'
  - Estimated IRR >70%[(2)]
  - 35-40 API gravity oil, 600 GOR
  - Estimated total well costs of $6.2 MM

1) Based on PVAC internal estimates.
2) IRR calculated using 9,700 lateral length with flat $60 oil and $2.75 MMbtu.

15

Successful Infill and Downspacing

Penn Virginia Corporation


Gonzales
Lavaca


PVAC Acreage
Previously Drilled
Munson Ranch Wells
Munson Ranch 3-Well Pad
Average IP-30 1,109 bbl/d
Average CLL: 6,971'
345 FT.
435 FT.
390 FT.
540 FT.
MUNSON RANCH #14H
MUNSON RANCH #15H
347 FT.
396 FT.
575 FT.
473 FT.
MUNSON RANCH #13H
N


PVAC Acreage
Previously Drilled
Reffenshack Wells
315 FT.
360 FT.
494 FT.
409 FT.
REFFENSHACK C #3H
REFFENSHACK B #2H
REFFENSHACK A #1H
Reffenshack 3-Well Pad
Average IP-30 985 bbl/d
Average CLL: 8,353'
N

- Large number of legacy hybrid gel completions creates opportunity to access undrained reserves through infill and downspacing (< 500' from offset well)
- Similar redevelopment is being deployed by MRO, DVN, and others, producing strong results
- Recent Munson Ranch and Reffenshack wells demonstrate strong performance around legacy wells
- Improved parent well production by 30+%
- Average new well estimated IRR >100+%(1)

Successful Downspacing Around Early-Vintage Wells Provides Upside Potential

1) IRR calculated using flat $60 oil and $2.75 MMbtu.

16

Reserves based on D&M 2020 YE Reserve Report. Continuously Improving Operating Efficiencies Total Well Cost by Spud Date - $/Lateral Foot(1) Total Well Cost Include Drilling, Completion, Facilities and Tie-in Expenditures Total Well Cost per boe of Reserves Developed(1) Total Well Cost Include Drilling, Completion, Facilities and Tie-in Expenditures Premier Oil Weighted Asset High Margin / Improving Efficiency Strong Balance Sheet / Liquidity Advantaged Regulatory and Infrastructure Position Strong PDP Base with Substantial Inventory

Peer Leading Margins

PENN VIRGINIA CORPORATION

Premier Oil Weighted Asset | Strong PDP Base with Substantial Inventory | **High Margin / Improving Efficiency** | Strong Balance Sheet / Liquidity | Advantaged Regulatory and Infrastructure Position

Gulf Coast Pricing + Low Cost = Strong Margin[1]

Realized Aggregate Price $47.79/boe



Margin
$34.23/boe
Adj G&A
Prod Taxes
GPT
LOE
Q121

Adjusted EBITDAX per boe PVAC vs. Peer U.S. Public Operators[2]



~$30
PENN VIRGINIA CORPORATION

Notes: Companies: APA, AR, BATL, BCEI, BRY, CDEV, CLR, CNX, COG, CPE, CRK, DVN, EOG, EQT, ESTE, FANG, LPI, MCF, MGY, MTDR, NOG, OXY, PDCE, PXD, QEP, RRC, SBOW, SM, SWN, WLL and XEC.
Source: Peer data from FactSet: Adjusted EBITDAX per boe is a non-GAAP financial measure. Definitions of non-GAAP financial measures and reconciliations of non-GAAP financial measures to the closest GAAP-based financial measures appear in the appendix of this presentation.
1) Margin is defined as realized aggregate price less adjusted direct operating expenses.
2) For the year-ended 12/31/20.

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PVAC Investment Thesis High Margin / Improving Efficiency Advantaged Regulatory and Infrastructure Position Focused on Cash-on-Cash Returns and Committed to Continuous Improvement Premier Oil Weighted Asset Strong PDP Base with Substantial Inventory Strong Balance Sheet / Liquidity

Reconciliation of GAAP "Net Income" to Non-GAAP "Adjusted EBITDAX" Reconciliation of GAAP "Net income (loss)" to Non-GAAP "Adjusted EBITDAX" Adjusted EBITDAX represents net income (loss) before loss on extinguishment of debt, interest expense, income taxes, impairments of oil and gas properties, depreciation, depletion and amortization expense and share-based compensation expense, further adjusted to include the net commodity realized settlements of derivatives and exclude the effects of gains and losses on sales of assets, non-cash changes in the fair value of derivatives, and special items including acquisition, divestiture and strategic transaction costs, organizational restructuring, including severance and other items, executive retirement costs, other, reorganization items and restructuring expenses. We believe this presentation is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies within the oil and gas exploration and production industry. We use this information for comparative purposes within our industry. Adjusted EBITDAX is not a measure of financial performance under GAAP and should not be considered as a measure of liquidity or as an alternative to net income (loss). Adjusted EBITDAX as defined by Penn Virginia may not be comparable to similarly titled measures used by other companies and should be considered in conjunction with net income (loss) and other measures prepared in accordance with GAAP, such as operating income or cash flows from operating activities. Adjusted EBITDAX should not be considered in isolation or as a substitute for an analysis of Penn Virginia’s results as reported under GAAP.

Non-GAAP Definition – Free Cash Flow ("FCF") Free Cash Flow is a non-GAAP financial measure that management believes illustrates our ability to generate cash flows from our business that are available to be returned to our providers of financing capital represented primarily by our debt holders as we do not currently have a dividend or share repurchase program. We present Free Cash Flow as the excess (deficiency) of discretionary cash flow over Capital additions, net. Discretionary cash flow is defined as Adjusted EBITDAX (non-GAAP measure defined and reconciled to GAAP net income above) less interest expense, adjustments for income taxes refunded, debt issue costs and changes for working capital and other, net. Capital additions represent our committed capital expenditure and acquisition transactions, net of any proceeds from the sales or disposition of assets. We believe Free Cash Flow is commonly used by investors and professional research analysts for the valuation, comparison, rating, investment recommendations of companies in many industries. Free Cash Flow should be considered as a supplement to net income as a measure of performance and net cash provided by operating activities as a measure of our liquidity. Definition and Explanation of Free Cash Flow

Additional Information and Where To Find It

In connection with the proposed merger (the “Proposed Transaction”) between Penn Virginia Corporation, a Virginia corporation (the “Company” or “Penn Virginia”), and Lonestar Resources US Inc., a Delaware corporation (“Lonestar”), Penn Virginia intends to file with the Securities and Exchange Commission (“SEC”) a registration statement on Form S-4 (the “Registration Statement”) to register the shares of Penn Virginia’s common stock to be issued in connection with the Proposed Transaction. The Registration Statement will include a document that serves as a prospectus and proxy statement of Penn Virginia and a consent solicitation statement of Lonestar (the “proxy statement/consent solicitation statement/prospectus”), and each party will file other documents regarding the Proposed Transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF PENN VIRGINIA AND LONESTAR ARE URGED TO CAREFULLY AND THOROUGHLY READ, WHEN THEY BECOME AVAILABLE, THE REGISTRATION STATEMENT, THE PROXY STATEMENT/CONSENT SOLICITATION STATEMENT/PROSPECTUS, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND OTHER RELEVANT DOCUMENTS FILED BY PENN VIRGINIA AND LONESTAR WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PENN VIRGINIA AND LONESTAR, THE PROPOSED TRANSACTION, THE RISKS RELATED THERETO AND RELATED MATTERS.

After the Registration Statement has been declared effective, a definitive proxy statement/consent solicitation statement/prospectus will be mailed to shareholders of each of Penn Virginia and Lonestar. Investors will be able to obtain free copies of the Registration Statement and the proxy statement/consent solicitation statement/prospectus, as each may be amended from time to time, and other relevant documents filed by Penn Virginia and Lonestar with the SEC (when they become available) through the website maintained by the SEC at www.sec.gov. Copies of documents filed with the SEC by Penn Virginia, including the proxy statement/consent solicitation statement/prospectus (when available), will be available free of charge from Penn Virginia’s website at www.pennvirginia.com under the “Investors” tab. Copies of documents filed with the SEC by Lonestar will be available free of charge from Lonestar’s website at www.lonestarresources.com under the “Investor Relations” tab.

Participants in the Solicitation

Penn Virginia, Lonestar and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from Penn Virginia’s shareholders and the solicitation of written consents from Lonestar’s stockholders, in each case with respect to the Proposed Transaction. Information about Penn Virginia’s directors and executive officers is available in Penn Virginia’s Annual Report on Form 10-K for the 2020 fiscal year filed with the SEC on March 9, 2021, and its definitive proxy statement for the 2021 annual meeting of shareholders filed with the SEC on April 7, 2021. Information about Lonestar’s directors and executive officers is available in Lonestar’s Annual Report on Form 10-K for the 2020 fiscal year, as amended, filed with the SEC on April 30, 2021. Other information regarding the participants in the solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Registration Statement, the proxy statement/consent solicitation statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction when they become available. Security holders, potential investors and other readers should read the proxy statement/consent solicitation statement/prospectus carefully when it becomes available before making any voting or investment decisions.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Penn Virginia or Lonestar expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “would,” “may,” “plan,” “will,” “guidance,” “look,” “goal,” “future,” “build,” “focus,” “continue,” “strive,” “allow” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, (1) Penn Virginia’s future production and capital expenditures, its ability to maintain low cost structure, the impact of Gulf Coast pricing, the benefits of its hedge positions and resumption of the drilling program, and its ability to manage leverage and operate within cash flow, and (2) statements regarding the Proposed Transaction with Lonestar described herein and as adjusted descriptions of the combined company and its operations, integration, debt levels, acreage, well performance, development plans, per unit costs, ability to maintain production within cash flow, production, cash flows, synergies, type curves, opportunities and anticipated future performance. Information adjusted for the Proposed Transaction should not be considered a forecast of future results. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the possibility that shareholders of Penn Virginia may not approve the issuance of new shares of Penn Virginia common stock in the Proposed Transaction or that stockholders of Lonestar may not approve the definitive agreement relating to the Proposed Transaction; the risk that a condition to closing of the Proposed Transaction may not be satisfied, that either party may terminate the definitive agreement relating to the Proposed Transaction or that the closing of the Proposed Transaction might be delayed or not occur at all; potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the Proposed Transaction; the parties do not receive regulatory approval of the Proposed Transaction; the risk that changes in Penn Virginia’s capital structure and governance, including its status as a controlled company, could have adverse effects on the market value of its securities; the ability of Penn Virginia to retain customers and retain and hire key personnel and maintain relationships with its suppliers and customers and on Penn Virginia’s operating results and business generally; the risk the Proposed Transaction could distract management from ongoing business operations or cause Penn Virginia to incur substantial costs; the risk that the expanded acreage footprint does not allow for longer laterals, lower per unit operating expenses, and increased number of wells per pad as expected; the ability of Penn Virginia to develop drilling locations, which do not represent oil and gas reserves, into production or proved reserves; the risk that Penn Virginia may be unable to reduce expenses or access financing or liquidity; the risk that Penn Virginia does not realize expected benefits of its hedges; the impact of the COVID-19 pandemic, any related economic downturn and any related substantial decline in demand for oil and natural gas; the risk of changes in governmental regulations or enforcement practices, especially with respect to environmental, health and safety matters; and other important factors that could cause actual results to differ materially from those projected. All such factors are difficult to predict and are beyond Penn Virginia’s control, including those detailed in Penn Virginia’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K that are available on Penn Virginia’s website at www.pennvirginia.com and on the website of the SEC at www.sec.gov. All forward-looking statements are based on assumptions that Penn Virginia believes to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Penn Virginia undertakes no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof.

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